

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Rondald L. Wheet
Chief Executive Officer
Revolutions Medical Corporation
670 Marina Drive, 3rd Floor
Charleston, SC 29492

> **Re:** **Revolutions Medical Corporation**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-28629**

Dear Mr. Wheet:

We have reviewed your letter dated May 28, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

General

1. In responding to our comments, please provide a written statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note from your responses to our prior comment letter dated April 28, 2011, that you will file an amendment to your Form 10-K to comply with our comments. We will delay our final assessment of your responses until you have filed the amendment. In this regard, please note that the amendment to the Form 10-K is considered a future filing. As such, please ensure that the amendment includes revisions to disclosures that you indicate will be included in future filings.

3. We note from your responses to certain comments in our letter dated April 28, 2011, you indicate you will amend the Form 10-K to correct for certain errors. Please provide us with a sample of the disclosure to be included in the amended Form 10-K that complies with the requirements of paragraphs 250-10-50-7 through 10 of the FASB Accounting Standards Codification.

Balance Sheet, page F-3

4. We note your response to prior comment 3. Given the significance of your prepaid consulting agreements, please revise future filings, including any amendment to this filing, to disclose the material terms of the agreements that give rise to your prepaid consulting expense. Address the following:

- You state in your response that the prepaid consulting agreements were initiated July 1, 2010 and will expire June 30, 2010. It appears that this is a typographical error. Please clarify the expiration date.

- Describe the services to be provided and when such services are expected to occur.

- Explain what happens to the prepayment if sufficient services are not provided by the expiration of the contract.

5. We note your response to prior comment 4. Please address the following:

- Given the significance of the SEC settlement agreement with Gifford Mabie, please revise your footnotes to clearly disclose the nature of the litigation involving Mr. Mabie, your liability related to the litigation and the significant terms of the settlement agreement. Clearly explain how your accounting for this matter complies with GAAP. Provide us with a copy of your proposed revised disclosures.

- Please revise to disclose the significant terms and conditions of your convertible notes with Asher Enterprises. Clarify for us why the $125,000 debt was originally recorded as $25,000 and why your revised Form 10-K will reflect the satisfaction of the $125,000 convertible note.

Statements of Operations, page F-4

6. We note from your response to prior comment 7 that you recorded stock based compensation using the intrinsic value methodology. Please explain to us how your valuation methodology is consistent with the fair value principles of FASB ASC Topic 718-10-30.

7. Further to the above, we note from your response to prior comment 7 that you state that the options have a limited exercise window of ten days. Please explain this statement to us in greater detail. Reconcile this statement with your disclosure in Note 6 that reflects a large number of options as exercisable with remaining contractual lives of between one and four years.

Statements of Stockholders Equity, page F-7

8. We note your response to prior comments 8 and 9. To help us better understand your accounting for the purchase of Clear Image, Inc., please provide us with the journal entry you recorded upon acquisition of the majority interest and subsequent acquisition of the remaining minority interests. Provide us with your detailed analysis of the accounting for the acquisition in accordance with US GAAP, citing any authoritative literature upon which you are relying.

9. We note your responses to prior comments 10 and 11. Please provide us with the reconciliations to be included in the amended Form 10-K.

10. We note from your response to prior comment 12 that you issued 399,441 shares under a convertible debt agreement. Please revise to disclose the material terms and conditions of the debt agreements and related conversions to equity.

11. We note from your response to prior comment 12 that the amount recorded as "Treasury Stock Reserved" is not correct. As we note that this amount is also reflected in the Stockholders' Equity section of the Balance Sheet, please explain to us how you plan on correcting the error. Provide us with the entries that resulted in the current presentation and the entries you plan to record to correct the amount reflected in "Treasury Stock Reserved."

Note 6 – Stock Options and Warrants Outstanding, page F-22

12. Please revise future filings, including any amendment to this filing, to disclose the nature and terms of your share-based payment arrangements and the potential effects of those arrangements on shareholders. Refer to paragraph 718-10-50-1(a) of the FASB Accounting Standards Codification.

Form 10-Q for the quarter ended March 31, 2011

Note 1 – Summary of Significant Accounting Policies, page 7

13. We note that you have a separate accounting policy for "stock-based compensation" and for "stock compensation". Please explain to us why these separate policies are necessary and tell us which policy you actually follow in accounting for stock-based compensation. Revise future filings as necessary based on our comment.

Item 4. Controls and Procedures, page 20

(b) Management's Assessment of Internal Control over Financial Reporting, page 21

14. We note that you disclose that you performed an assessment of your internal controls over financial reporting as of March 31, 2011. As the requirement for management to assess *internal control over financial reporting* is an annual requirement please tell us whether you performed a complete assessment of internal control over financial reporting as of March 31, 2011. If not, please amend the filing to remove the disclosures regarding an evaluation of *internal control over financial reporting* at March 31, 2011.

15. We further note that despite the existence of three material weaknesses, you concluded that your internal controls over financial reporting were effective as of March 31, 2011. Please explain to us how you considered the guidance in Item 303(a)(3) of Regulation S-K in concluding that your internal controls were effective. Revise the filing as appropriate.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Martin James, Senior Assistant Chief Accountant at (202)551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief